Exhibit 99.4

Data for the company’s treasury stock

Below are details about the number of treasury stock in the Company’s capital and their holders, as at the date of this report.

1.

Name of holder of treasury stock or shares exercisable for treasury stock: G.L.E. Trust Assets Ltd.

Type of identification number: Number at the Registrar of Companies.

ID No: 511493595

Citizenship / Country of incorporation or registration: Incorporated in Israel

Name of security: [SKLS] Security number on the bourse: 1082353

Number of treasury stock held by the holder: 448,975

Percentage of issued capital held by the holder: 0

Percentage of voting power held by the holder: 0

Percentage of issued share capital held by the holder at full dilution: 0

Percentage of voting power held by the holder at full dilution: 0

2.

Name of holder of treasury stock or shares exercisable for treasury stock: Scailex Corporation Ltd.

Type of identification number: Number at the Registrar of Companies. ID No. 520031808

Citizenship / Country of incorporation or registration: Incorporated in Israel

Name of security: [SKLS]

Security number on the bourse: 1082353

Number of treasury shares held by the holder: 4,952,050

Percentage of issued capital held by the holder: 0

Percentage of voting power held by the holder: 0

Percentage of issued share capital held by the holder at full dilution: 0

Percentage of voting power held by the holder at full dilution: 0

The number of shares included in the issued and paid up share capital of the Company is 0

The number of treasury shares included in the issued and paid up share capital of the Company is 5,401,025, of which 5,401,025 shares do not entitle to a voting right, and 5,401,025 shares do not entitle to receipt of a dividend.